

Mail Stop 3720

October 13, 2016

Parthasarathy Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, New York 10118

> **Re: Helios and Matheson Analytics Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2016**
> **File No. 000-22945**

Dear Mr. Krishnan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications